Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212–325–5200 Fax +1 212–325–6665

Media Release

Credit Suisse AG Announces the Reverse Splits of its USOI, GLDI and SLVO ETNs

September 19, 2022

Credit Suisse AG announced today that it will implement 1-for-20 reverse splits of its Credit Suisse X-Links® Crude Oil Shares Covered Call ETNs (“USOI”), Credit Suisse X-Links® Gold Shares Covered Call ETNs (“GLDI”) and Credit Suisse X-Links® Silver Shares Covered Call ETNs (“SLVO”), each expected to be effective as of September 27, 2022.

The reverse splits will be effective at the open of trading on September 27, 2022. USOI, GLDI and SLVO will each begin trading on the Nasdaq Stock Market on a reverse split-adjusted basis on September 27, 2022. Holders of USOI, GLDI and SLVO who purchase such ETNs prior to September 27, 2022 will receive one reverse split-adjusted ETN for every twenty pre-reverse split ETNs.

In addition, such purchasers that hold a number of ETNs not evenly divisible by twenty will receive a cash payment for any fractional ETNs remaining (the “partials”). The cash amount due on any partials will be determined on October 3, 2022 based on the respective closing indicative values of USOI, GLDI and SLVO on such date and will be paid by Credit Suisse AG on or about October 6, 2022.

The closing indicative values (including the current principal amount and any accrued but unpaid coupon amount) of USOI, GLDI and SLVO on September 26, 2022 will be multiplied by twenty to determine their respective reverse split-adjusted closing indicative values (including the current principal amount and any accrued but unpaid coupon amount). Following the reverse splits, USOI, GLDI and SLVO will have new CUSIPs but will retain their current ticker symbols.

Each reverse split will affect the trading denominations of the ETNs, but it will not have any effect on the aggregate principal amount of the ETNs, except that the aggregate principal amount of the ETNs will be reduced by the corresponding aggregate principal amount of the “partials.” Accordingly, any payment that a holder of the ETNs may be entitled to, including any coupon payments, will remain unchanged, other than to the extent of any “partials” ETNs.

Illustration of a Reverse Split

The following table shows the effect of a 1-for-20 reverse split on the hypothetical closing indicative value of the ETNs. The closing indicative value of the ETNs is not the same as the trading price of the ETNs.

	Number of ETNs	Hypothetical Closing Indicative Value	Aggregate Closing Indicative Value
Pre-Reverse Split	100,000	$5.00	$500,000
1-for-20 Post-Reverse Split	5,000	$100.00	$500,000

None of the other exchange traded notes issued by Credit Suisse AG are affected by these announcements.

Media Release September 19, 2022 Page 2 / 2

Reverse Split	Exchange Ticker Symbol	Current CUSIP / New CUSIP
Credit Suisse X-Links® Crude Oil Shares Covered Call ETNs due April 24, 2037	USOI	22539T266 / 22539U602
Credit Suisse X-Links® Gold Shares Covered Call ETNs due February 2, 2033	GLDI	22542D480 / 22542D233
Credit Suisse X-Links® Silver Shares Covered Call ETNs due April 21, 2033	SLVO	22542D449 / 22542D225

Press Contact

Andre Rosenblatt, Credit Suisse, andre.rosenblatt@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse

Credit Suisse is one of the world's leading financial services providers. The bank’s strategy builds on its core strengths: its position as a leading wealth manager, its specialist investment banking and asset management capabilities and its strong presence in its home market of Switzerland. Credit Suisse seeks to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The bank employs more than 50,000 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

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